May 6, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey Riedler
Scot Foley
John Krug
Donald Abbott
Lisa Vanjoske

Re:	Trupanion, Inc.
Amendment No. 1 to
Confidential Draft Registration Statement on Form S-1
Submitted April 9, 2014
CIK No. 0001371285

Ladies and Gentlemen:

We are submitting this letter on behalf of Trupanion, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 22, 2014 relating to Confidential Draft No. 2 of the Company’s draft Registration Statement on Form S-1 (CIK No. 0001371285) confidentially submitted to the Commission on April 9, 2014 (“Draft No. 2”). Confidential Draft No. 3 of the Company’s draft Registration Statement on Form S-1 (“Draft No. 3”) is being confidentially submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery five copies of Draft No. 3 in paper format, which have been marked to show changes from Draft No. 2. In addition to addressing the comments raised by the Staff in its letter, the Company has revised Draft No. 3 to update other disclosures.

Prospectus Summary

Our Company, page 1

1.	We note your response to prior comment 4 and request that you reinsert the statistic of 56% of pets originally enrolled in 2010 that remained enrolled in 2013, and include it in your prospectus summary as well as your Business section. That is material disclosure that will provide investors with another basis to assess your overall retention than the

U.S. Securities and Exchange Commission

May 6, 2014

monthly retention percentage alone would accomplish. You may include the final two sentences in your response when discussing this statistic to give your perspective to this information.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 14, 58 and 82 of Draft No. 3.

2.	We note your response to prior comment 6. Please clarify your disclosure further both here and in your Business section by explaining that while the monthly retention rate for animals is high your experience to date suggests that over a four-year period nearly half the animals originally enrolled had subsequently disenrolled. In that regard, the statement “This annual [sic] monthly retention rate is consistent with annual cohorts of members as well” appears to be confusing and you should consider removing it.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 14, 58 and 82 of Draft No. 3. The Company respectfully advises the Staff that the cumulative impact of its average monthly retention rate, over time periods longer a month, is a reduction in the percentage of previously enrolled pets at any given time. However, the Company respectfully advises the Staff that the Company does not calculate this cumulative impact in managing its business. As a monthly subscription business, the Company believes its monthly retention metric provides more useful information in understanding its business. The Company further believes that the requested disclosure of the cumulative impact over four years is disclosed appropriately through the example of its 2010 cohort, as the Company has included additional information regarding its 2010 cohort that provides important context for considering the cumulative impact of its average monthly retention rate on page 58 of Draft No. 3, such as the average monthly retention for each year, the cumulative adjusted revenue and the cumulative contribution margin, net of acquisition costs.

Our Solution, page 3

3.	We note your response to prior comment 9. Please also include this information in your prospectus summary.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Draft No. 3.

Risk Factors

Risks Related to Our Business and Industry

“If we are unable to maintain high member retention rates, our growth prospects and revenue will be adversely affected,” page 14

4.	We note your response to prior comment 16. Please revise this risk factor for consistency with the disclosure we have requested concerning your retention rates in our other comments.

U.S. Securities and Exchange Commission

May 6, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Draft No. 3.

Business

General

5.	We note your responses to prior comments 30 and 31. As the agreement with the unaffiliated managing general agent was not made in the ordinary course of business it should be filed, and disclosure of its terms provided, if it is material to your operations at this time. Please confirm whether or not revenue generated through this agreement in 2014 to date has been consistent on a real and percentage basis with that earned in 2013 so that we may further assess its materiality.

The Company advises the Staff that, based on its preliminary financial results, revenue earned with respect to the agreement for the three months ended March 31, 2014 was $2.5 million, or 9.7% of consolidated revenue for that period. Gross profit with respect to the agreement for the three months ended March 31, 2014 was $0.3 million, or 5.7% of consolidated gross profit for that period. The Company considers this small increase as a percentage of the Company’s consolidated revenue and gross profit, when compared to the year ended December 31, 2013, as consistent with prior periods. The Company transitioned to writing all policies for the unaffiliated managing general agent over a 12-month period, which was completed in November 2013. The Company expects such business to grow at a smaller rate relative to the Company’s subscription business in future periods, resulting in a decrease as a percentage of the Company’s consolidated revenue and gross profit in future periods, as described on page 59 of Draft No. 3. The Company respectfully submits that this agreement is consistent with the agreements customarily entered into between a managing general agent and the insurance company that writes its policies, was made in the ordinary course of this aspect of the Company’s business, and in any event is not material to an understanding of the Company or an investment in its securities for the reasons set forth in its response to prior comment 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cohort Analysis, page 57

6.	Your response to prior comment 22 states that the number of pets from a particular cohort that remain enrolled in the Company’s medical plan as of the end of an annual period reflects a different measurement than the Company’s average monthly retention. However your disclosure on page 14 states that the average monthly retention rate is consistent with annual cohorts of members. Also your disclosure on page 58 appears to say that retaining 19,267 out of the original 34,583 cohort pets demonstrates your high retention rates. Please revise your disclosure to explain how these measurements differ and why these measurements are or are not comparable.

U.S. Securities and Exchange Commission

May 6, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Draft No. 3. The Company respectfully submits that monthly retention rates that exceed 98% are high for a monthly subscription business for which breakeven for annual cohort groups is generally achieved the following year, after which all continued enrollment fees represent contribution margin. The Company has also clarified the cumulative impact of its monthly retention rate on pages 1, 14 and 82 of Draft No. 3.

Liquidity and Capital Resources Regulation, page 72

7.	We note in your response to prior comment 23 that you do not believe these restrictions create any material uncertainty regarding the parent company’s ability to service its debt. However you disclose total liabilities held outside your insurance subsidiary are $11.5 million greater than total assets and less than $0.1 million can be paid in the form of a dividend from APIC to the parent holding company without prior approval from regulatory authorities. Please explain to us why this $11.5 deficit does not result in a known uncertainty.

In response to the Staff’s comment, the Company believes it can satisfy its debt obligations without the need to utilize any of the assets held by its subsidiary. In accordance with the terms of the Company’s existing $3.0 million term loan, the Company began making its scheduled payments in April 2014. The Company currently intends to seek to refinance the remainder of the debt obligations or satisfy them with additional debt or equity financing when and as appropriate prior to their applicable maturity dates, although it has no current agreements or arrangements to do so. Nevertheless, the Company has expanded its disclosure on page 70 to note that regulatory limitations could impact its ability to access the assets of its insurance company subsidiary. The Company also respectfully refers the Staff to its prior disclosure on pages 70 and 73, which indicate that if additional equity or debt financing is not available to the Company, it would adjust its forecasted expenditures to reduce discretionary spending, including to modify its operating plan or marketing initiatives, delay the implementation of new solutions or developments of new technologies, decrease the rate at which the Company hires additional personnel or enters into relationships with Territory Partners, or otherwise modify its business operations. Accordingly, the Company believes its disclosures adequately inform investors of any known uncertainty regarding its ability to access assets from its insurance company subsidiary and the impact this may have on the Company’s operations, including its ability to service debt obligations.

Critical Accounting Policies and Significant Estimates

Claims Reserves, page 79

8.	Consistent with your response to prior comment 29, please expand your disclosure to clarify that historically 95% of claims have been settled within three months of the claim date and that as of December 31, 2013, you do not believe there are any reasonably likely changes in key assumptions that would have a material impact on its reported results, financial position or liquidity.

U.S. Securities and Exchange Commission

May 6, 2014

In response to the Staff’s comment, the Company has revised its disclosure on page 79 of Draft No. 3.

Our Company and Approach, page 81

9.	We note your response to prior comment 33. The areas of disclosure you refer us to in your response do not appear to address the items included in our comment. Accordingly, we re-issue our comment.

In response to the Staff’s comment, the Company has revised its disclosure on pages 55, 56 and 81 of Draft No. 3. With respect to life expectancy, the Company advises the Staff that well-established mortality tables for dogs and cats do not exist. Outside sources suggest, however, that the average lifespan for dogs is 10-13 years and the average lifespan for cats is 15 years. Life expectancies vary greatly amongst breeds. The Company does not use life expectancy as a factor in pricing decisions but rather uses the age of enrollment and other variables, as described on page 87 of Draft No. 3.

Our Solution, page 84

10.	We note your response to prior comment 32. Please note in your prospectus summary where appropriate that your coverage does not extend to pre-existing conditions or to routine and preventative care, including examinations.

In response to the Staff’s comment, the Company has revised its disclosure on page 3 of Draft No. 3.

Sales and Marketing, page 89

11.	We note your response to prior comment 35. While we acknowledge that you are not substantially dependent upon any one Territory Partner relationship, you are substantially dependent upon them collectively to cultivate veterinary relationships that accounted for 80% of your leads in 2013. As a result, we believe the form agreement you enter into with them is a material contract, which should be filed as an exhibit and its terms disclosed in your filing. Please amend your registration statement accordingly.

Pursuant to 601(b)(10)(ii) of Regulation S-K, a contract entered into in the ordinary course of business need not be filed, even if it is a contract upon which the registrant is substantially dependent, if the contract is “immaterial in amount or significance.” The 2013 average annual compensation paid to Territory Partners who were engaged as such during the entire year ended December 31, 2013 was approximately $71,000. As disclosed on page 89 of Draft No. 3, aggregate Territory Partner compensation for the year ended December 31, 2013 and the three months ended March 31, 2014 was $3.5 million and $1.0 million, respectively, which was less than 5% of the Company’s revenue for each period. As these amounts demonstrate, the Company’s agreements with Territory Partners are not material, individually or in the aggregate.

U.S. Securities and Exchange Commission

May 6, 2014

Additionally, the Company does not believe that its Territory Partner agreements are the types of agreements that are intended to be, or typically are, filed under Item 601 of Regulation S-K. The Territory Partner agreements are entered into in the ordinary course of the Company’s business with members of its third-party marketing channel, the loss of any one of which would not have a material impact on the Company. Similarly, an enterprise software company typically does not, and would not be expected to, file the form of reseller or distribution agreement that it enters into with its third-party resellers or distributors if such agreements are entered into in the ordinary course of its business and the loss of any one reseller or distributor would not be material. In such a case, the company would typically only file a particular reseller or distributor agreement if the company was substantially dependent on a specific reseller or distributor and the agreement was material in amount or significance such that its disclosure was necessary for a potential investor to adequately understand the nature of the company’s relationship with such reseller or distributor.

Furthermore, although the Company attributes a significant portion of its success to the Territory Partner model, the Company is not substantially dependent on any individual Territory Partner or any group of Territory Partners. The services these third-party contractors provide are readily available in the marketplace, if necessary. In fact, the Company regularly re-evaluates the performance of each of its territories and actively terminates and replaces Territory Partners when it believes that the territory is underperforming. The agreements that the Company has entered into with its Territory Partners can be terminated for convenience by either party, and, therefore, do not represent a significant impediment to this process, nor do they contain terms that meaningfully influence or impair the Company’s strategies relating to refinement of its Territory Partner model. In addition, in territories where the Company terminates a Territory Partner relationship, it generally has found that the rate of membership enrollments within that territory do not decline precipitously following such a transition. The loss of one or more, or even all, Territory Partners is anticipated to present a transitional, short-term cost while new Territory Partners are put in place, rather than a systemic concern.

The risk associated with any such short-term harm to the Company’s business from a loss of Territory Partners, which could be triggered by the Company or by one or more Territory Partners, is included in the disclosure on pages 15, 16 and 17 of Draft No. 3 under the headings “Risk Factors—We rely significantly on our Territory Partners, veterinarians and other third parties to recommend our medical plan to potential members” and “Risk Factors—Our Territory Partners are independent contractors and, as such, may pose additional risks to our business.” The Company believes that the agreements it has with its Territory Partners do not significantly mitigate or exacerbate such risks. The Company’s agreements with its Territory Partners may be terminated by either party for convenience and, therefore, are not material components of maintaining the relationship with the Territory Partners.

U.S. Securities and Exchange Commission

May 6, 2014

For the foregoing reasons, the Company does not consider any form of Territory Partner agreement as being material in amount or significance, individually or in the aggregate. Accordingly, the Company does not believe any such form is subject to disclosure pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Legal Proceedings, page 97

12.	We note your responses to prior comments 37 and 38. Please amend your disclosure to include this information.

In response to the Staff’s comment, the Company has revised its disclosure on page 97 of Draft No. 3.

* * * * * * * *

U.S. Securities and Exchange Commission

May 6, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:

Darryl Rawlings, Chief Executive Officer

Michael Banks, Chief Financial Officer

Asher Bearman, General Counsel

Trupanion, Inc.

Alan Smith, Esq.

Amanda Rose, Esq.

Fenwick & West LLP

Peter Astiz, Esq.

Trent Dykes, Esq.

Andrew Ledbetter, Esq.

DLA Piper LLP (US)